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                                            July 19, 2005


BY EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303
Attention: Dana Hartz, Staff Accountant

            Re:   Barr Pharmaceuticals, Inc.
                  Form 10-K for the fiscal year ended June 30, 2004 File No. 001-09860

Dear Ms. Hartz:

      In response to the questions you raised on our phone conversation of May 9, 2005, regarding our letter dated April 25, 2005 we offer the following additional comments. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Commission's letter to us dated April 6, 2005.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2004

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

COMMENT 2. On our May 9th call, you asked us to consider providing, as part of our response, the additional disclosure regarding inventory in the wholesale channel we intend to include in our Form 10-K for our fiscal year ended June 30, 2005.

 RESPONSE: We submit for your review the following enhanced disclosure that we intend to include in our Form 10-K for our fiscal year-ended June 30, 2005.

      The paragraph below would be inserted after the first paragraph in our discussion of "Revenue Recognition and Provisions for Estimated Reductions to Gross Revenues" under Critical Accounting Policies in MD&A (please see our Form 10-Q for the period ended December 31, 2004 to see where the new text will be inserted).

      "We evaluate inventory levels at our wholesale customers, which account for approximately 50% of our sales, through an internal analysis that considers, among other things, wholesaler purchases, wholesaler contract sales, available end consumer prescription information and inventory data from our largest wholesale customer. We believe that our evaluation of wholesaler inventory levels as described in the preceding sentence, allows us to make reasonable
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Ms Dana Hartz
U.S. Securities and Exchange Commission
July 19, 2005
Page 2


estimates for our applicable reserves. We discuss the accounting policies for those reserves below. Further, our products are typically sold with sufficient dating to permit more than enough time for our wholesaler customers to sell our products in their inventory through to the end consumer."

COMMENT 3. On our May 9th call you reiterated the Staff's request that we include in our rollforward the "current provision related to sales made in prior periods" as part of the requested rollforward information. You further indicated that if we were not able to provide this information we should indicate why and describe the procedures in place to ensure that the reserves are fairly stated.

RESPONSE: We will provide the "current provisions related to sales made in prior periods" in our rollforwards of our reserves in our Form 10-K for our fiscal year ended June 30, 2005.

COMMENT 4. On our May 9th call you noted our response to comment 4 and suggested that we contact the Staff to discuss the specific facts and circumstances related to material amounts of inventory capitalized prior to FDA approval in order to determine the extent of disclosure needed.

RESPONSE: We will contact the Staff to discuss specific facts and circumstances related to inventory capitalized prior to FDA approval if and when the amounts become material to our net income.

SUPPLEMENTAL DISCLOSURE

      In addition, the Company hereby acknowledges the following:

            - the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

            - Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

            - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *
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Ms Dana Hartz
U.S. Securities and Exchange Commission
July 19, 2005
Page 3


      Please direct any further comments or questions you may have to the undersigned at (201) 930-3730 (phone), (201) 930-3330 (fax) or
bmckee@barrlabs.com.

      Thank you.

                                            Very truly yours,

                                            /s/ William T. McKee

                                            William T. McKee

cc: Bruce L. Downey (Chief Executive Officer, Barr Pharmaceuticals, Inc.) Frederick J. Killion (General Counsel, Barr Pharmaceuticals, Inc.) George Stephan (Chairman of the Audit Committee, Barr Pharmaceuticals, Inc.)
      Paul Krieger (Deloitte & Touche)
      William M. Rustum (Gibson, Dunn & Crutcher LLP)